UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. dated January 3, 2013: Star Bulk Announces Agreements with All of its Lenders to Defer up to Approximately $24 Million of its Principal Repayment Obligations for Years 2013 And 2014, Reclassify $7 Million of Restricted Cash to Free Cash and Waive Certain Financial Covenants.

Exhibit 1

STAR BULK ANNOUNCES AGREEMENTS WITH ALL OF ITS LENDERS TO DEFER UP TO APPROXIMATELY $24 MILLION OF ITS PRINCIPAL REPAYMENT OBLIGATIONS FOR YEARS 2013 AND 2014, RECLASSIFY $7 MILLION OF RESTRICTED CASH TO FREE CASH AND WAIVE CERTAIN FINANCIAL COVENANTS

ATHENS, GREECE, January 3, 2013 - Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), today announced that it has agreed in principle with all of its lenders to amend the terms of the current loan agreements subject to the execution of definitive documentation.

In relation to the loan facilities with Commerzbank AG, the Company has agreed to the deferral of payments of $16.7 million representing 60% of the value of the installments payable in year 2013 and 50% of the value of the installments payable in 2014 and to a prepayment of the loan of $2 million. The deferred amounts have been added to the loan’s final installment, payable upon the expiration of the loan agreements in the fourth quarter of 2016.

In relation to the loan facility with HSH Nordbank AG (HSH), the Company has agreed to the deferral of a minimum of approximately $3.5 million of the subsequent 8 consecutive quarterly installments and to the release of approximately $7.4 million of pledged cash already held by HSH in order to be applied as prepayment to the loan facility. This prepayment, which is expected to take place in January 2013, will lower the Company’s annual interest expenses by approximately $240,000. Under certain conditions, the Company may increase the deferral of certain principal repayments up to approximately $7 million under the loan facility during 2013 and 2014.

Finally, all of our lenders, including ABN AMRO Bank N.V. and Credit Agricole C.I.B., have agreed to waive or amend certain of the existing financial covenants. Said covenants include the reduction of minimum liquid funds per fleet vessel to $0.5 million which will result to a $7 million reclassification of restricted cash to free cash.

Certain terms of the above-mentioned agreements are subject to the satisfaction of certain conditions. For details on these agreements please refer to the Company's report on Form 6-K, filed today with the Securities and Exchange Commission. Investors can find all Company filings at www.sec.gov.

Spyros Capralos, President and CEO of Star Bulk commented: "We are pleased to have the support of our lenders during this adverse market environment. We believe our agreements with our lenders provide the Company with significant liquidity and financial flexibility for the next two years and will help us withstand the current low freights and low asset values.

Following the restructuring of our loan facilities, we estimate our cash break-even point for our available days in 2013 to be approximately $9,500 per vessel per day, a reduction of approximately $4,000 per day. In addition, by adding $7 million to the Company’s free cash balance, we strengthen the Company and enhance its viability.”

Simos Spyrou, Chief Financial Officer of Star Bulk, commented: “The agreement with our lenders improves the Company’s business prospects and secures our strength and competitiveness. We estimate that we will defer approximately $24 million of principal repayments out of our original $64.9 million of obligations during 2013 and 2014. This constitutes a deferral of more than 35% of our total repayment obligations for the next two years.”

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol “SBLK”. Currently, Star Bulk's fleet consists of fourteen dry bulk carriers, consisting of six Capesize vessels and eight Supramax vessels and a combined cargo carrying capacity of 1,475,005 deadweight tons and an average age of approximately 10.8 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company's management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Ag. Konstantinou Av.

Maroussi 15124

Athens, Greece

www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: January 4, 2013	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President